FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month July 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release dated July 1, 2005 regarding completion of the Tyco Global Network Acquisition

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Rishabh Aditya
Name:	Rishabh Aditya
Title :	Deputy Company Secretary

Date: July 1, 2005

EXHIBIT 1

FOR IMMEDIATE RELEASE

Contact:
Greg Jawski
Financial Dynamics
(212) 850-5653
gjawski@fd-us.com

VSNL Completes Acquisition of Tyco Global Network

Acquisition Will Deepen VSNL’s Penetration into the Global Market and Provide Seamless Connectivity to

Leading Businesses and Carriers

Mumbai / New York - July 01, 2005 – Videsh Sanchar Nigam Limited, VSNL (NYSE:VSL), India’s leading provider of international telecommunications and internet services, today announced that it has completed the acquisition of the Tyco Global Network (TGN), a state-of-the-art undersea cable network that spans 60,000 kms (37,280 miles) and the continents of North America, Europe and Asia. With the acquisition of TGN, VSNL is now one of the world’s largest providers of submarine cable bandwidth. VSNL acquired the network for $130 million (not including the assumption of certain liabilities).

“This acquisition is another positive step in our ongoing drive to offer global connectivity and efficient communications solutions for our customers,” said Mr. N Srinath, head of operations of VSNL. “Today’s agreement confirms our position as a leading global service provider. It also positions the Tata Group as a leading entity that can provide seamless telecommunications and IT services under a single umbrella for global enterprises.”

VSNL is part of the $17 billion Tata Group, which last year listed Tata Consultancy Services (TCS) on the Bombay Stock Exchange. TCS is Asia’s largest software service provider and system integrator.

Ongoing management responsibility of TGN will be assigned to VSNL International, the division leading VSNL’s expansion into key global markets. VSNL International is rapidly growing its global footprint, with offices currently in Virginia, New Jersey, London, Paris, Madrid, Amsterdam, Frankfurt, Singapore and Tokyo.

“Our multinational clients require seamless connectivity around the globe and customized network architecture,” said Mr. Vinod Kumar, President, VSNL International. “The combination of the TGN assets and the deep network penetration of VSNL throughout India will allow VSNL to design customized and scalable connectivity solutions between all the key global business centers, through a single point of contact.”

The agreement culminates a nearly eight-month process that included approval from regulatory bodies in the United States and other countries.

About VSNL

Videsh Sanchar Nigam Limited (VSNL) is a leading provider of International Telecommunications Services. VSNL is India’s largest player in International Long Distance services and has a strong pan-India domestic Long Distance presence. VSNL is also a leading player in the Corporate Data Market in India today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. VSNL has a strong infrastructure base that covers multiple submarine cable systems, switching gateways, IP PoPs and earth stations.

With its recent acquisition of Tyco’s global submarine network, VSNL provides seamless connectivity across the globe to carriers and enterprises. VSNL has 30 Points of Presence in 12 countries in North America, Europe and Asia. VSNL also has business operations in Sri Lanka and Nepal and is soon entering South Africa.

In India, VSNL is rapidly growing its retail presence under the Tata Indicom brand through its products like high speed broadband, dial-up Internet, net telephony and calling cards, and has an Internet subscriber base of over 750,000 subscribers. VSNL is consolidating its presence in the Internet space with an increased focus on the Retail Broadband business.

VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.in)

###